Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS SECOND QUARTER 2024 RESULTS

Consolidated Revenues, ex-IFRIC12 up 0.2% YoY, despite 5% traffic decline Ex-Natal

Diversified portfolio mitigated soft performance in Argentina

Strong cash position with Net Debt to LTM Adjusted EBITDA improving to 1.1x

Luxembourg, August 21, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three and six-month period ended June 30, 2024. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 22.

Second Quarter 2024 Highlights

▪	Consolidated Revenues ex-IFRIC12 of $366.1 million, increased 0.2% year-over-year (YoY), as the 2.9% decrease in Commercial Revenues was offset by a 3.2% increase in Aeronautical Revenues. Excluding rule IAS 29, consolidated revenues ex-IFRIC12 decreased 1.7% YoY to $363.3 million.

▪	Key operating metrics:

▪	7.8% decrease in passenger traffic to 18.2 million. Excluding Natal, passenger traffic decreased 5.4% YoY.

▪	4.7% increase in cargo volume to 95.1 thousand tons.

▪	9.5% decrease in aircraft movements, or 7.8%, excluding Natal.

▪	Operating Income of $92.9 million, down from $110.4 million in 2Q23.

▪	Adjusted EBITDA ex-IFRIC12 decreased 8.8% to $136.2 million, from $149.3 million in the year-ago period. Excluding rule IAS 29, Adjusted EBITDA ex-IFRIC12 decreased 10.3% to $134.6 million.

▪	Adjusted EBITDA margin ex-IFRIC12 contracted to 37.2% from 40.9% in 2Q23, or to 37.0% from 40.6% when excluding rule IAS 29.

▪	Strong cash position with Cash & Cash equivalents totaling $439.4 million as of June 2024.

▪	Net debt to LTM Adjusted EBITDA improved to 1.1x as of June 30, 2024, from 1.4x as of December 31, 2023.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “Despite a mild decline in overall passenger traffic, our revenues remained resilient, thanks to our geographic diversification. This is reflected in our revenue per passenger ex-IFRIC12, which increased by 9% year-over-year, outpacing revenue growth and underpinning our ability to adapt to challenging market dynamics.

EBITDA ex-IFRIC12, declined by 9% year-over-year, primarily due to the impact of Argentina's macroeconomic dynamics on our domestic traffic, duty-free revenues, and operational expenses. Nonetheless, international traffic in Argentina performed well and we have also delivered strong performances in Italy and Uruguay, underscoring the strength of our operations in those regions.

We closed the quarter with a solid balance sheet and a favorable debt maturity profile. Our net leverage ratio reached another record low of 1.1x as of June 30, 2024, demonstrating our commitment to maintaining a disciplined capital structure.

On the strategic front, we remain engaged in negotiating a new $400 million Capex plan with the Armenian government and awaiting approval for the new master plan for Florence airport. Additionally, we remain active in assessing new expansion projects across various geographies, aligning with our strategic roadmap to pursue growth opportunities.

Looking ahead, we expect the positive dynamics in Uruguay and Italy to continue throughout the year. Moreover, recent open skies bilateral agreements concluded by Argentina with multiple countries open the opportunity for airlines to offer new routes and destinations to travel from/to Argentina, contributing to improved flexibility and dynamism in the country’s aeronautical activity.

In sum, our healthy balance sheet provides the financial flexibility to support our global growth initiatives while we navigate near-term challenges in Argentina and Brazil. We have the foundation in place and are confident about the long-term growth potential of our Company.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2Q24 as reported		2Q23 as reported		% Var as reported	IAS 29 2Q24	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	18.2		19.7		-7.8%		18.2	19.7	-7.8%
Revenue	416.2		422.7		-1.5%	4.1	412.1	428.6	-3.8%
Aeronautical Revenues	193.7		187.7		3.2%	0.4	193.2	190.1	1.6%
Non-Aeronautical Revenues	222.6		235.0		-5.3%	3.7	218.9	238.5	-8.2%
Revenue excluding construction service	366.1		365.5		0.2%	2.8	363.3	369.6	-1.7%
Operating Income / (Loss)	92.9		110.4		-15.9%	-21.0	113.9	130.5	-12.7%
Operating Margin	22.3%		26.1%		-382	0.0%	27.6%	30.5%	-282
Net (Loss) / Income Attributable to Owners of the Parent	50.2		69.8		-28.0%	-7.6	57.8	46.6	24.0%
EPS (US$)	0.31		0.43		-28.1%	-0.05	0.36	0.29	23.9%
Adjusted EBITDA	136.4		150.9		-9.6%	1.6	134.8	151.6	-11.1%
Adjusted EBITDA Margin	32.8%		35.7%		-294	-	32.7%	35.4%	-267
Adjusted EBITDA Margin excluding Construction Service	37.2%		40.9%		-367	-	37.0%	40.6%	-356
Net Debt to LTM Adjusted EBITDA	1.1	x	1.8	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.3	x	1.8	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	6M24 as reported		6M23 as reported		% Var as reported	IAS 29 6M24	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	37.2		38.2		-2.7%		37.2	38.2	-2.7%
Revenue	880.4		809.4		8.8%	55.8	824.6	815.2	1.1%
Aeronautical Revenues	431.8		375.6		15.0%	29.7	402.0	377.5	6.5%
Non-Aeronautical Revenues	448.7		433.8		3.4%	26.1	422.6	437.7	-3.5%
Revenue excluding construction service	784.9		718.0		9.3%	50.3	734.6	720.6	1.9%
Operating Income / (Loss)	227.7		213.8		6.5%	-18.6	246.4	250.1	-1.5%
Operating Margin	25.9%		26.4%		-55	-	29.9%	30.7%	-80
Net (Loss) / Income Attributable to Owners of the Parent	219.9		102.1		115.4%	76.8	143.1	53.0	169.9%
EPS (US$)	1.37		0.63		115.3%	0.48	0.89	0.33	169.8%
Adjusted EBITDA	313.0		293.4		6.7%	25.7	287.3	292.8	-1.9%
Adjusted EBITDA Margin	35.5%		36.2%		-70	-	34.8%	35.9%	-109
Adjusted EBITDA Margin excluding Construction Service	39.7%		40.6%		-83	-	39.0%	40.4%	-138
Net Debt to LTM Adjusted EBITDA	1.1	x	1.8	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	1.3	x	1.8	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

2Q24 Operating Performance

Passenger Traffic

Total passenger traffic declined by 7.8% year-over-year (YoY) to 18.2 million passengers, or 5.4% when adjusted for the discontinuation of the Natal airport, effective February 19, 2024, as part of a friendly termination process agreed upon with the Brazilian government. Domestic passenger traffic decreased by 18.4% YoY, or 14.8% when excluding Natal, primarily due to weaker performances in Argentina and, to a lesser extent, Brazil and Ecuador. However, international traffic increased by 8.0%, mainly driven by strong performances in Italy, Argentina, and Uruguay.

Passenger traffic in Argentina declined by 11.6% YoY, primarily due to weaker performance in domestic traffic, partially offset by international travel growth. Domestic traffic declined 19.0% YoY, reflecting a difficult comparison as travel demand last year benefited from incentives provided by the 'Previaje' government program aimed at boosting domestic tourism, which did not take place this year. Moreover, traffic this quarter was impacted by the temporary suspension of several routes operated by Aerolíneas Argentinas (AA) and some flight cancellations by both AA and Flybondi, together with the prevailing recession in the country. By contrast, international passenger traffic continued to benefit from the gradual resumption of routes and frequencies, increasing by 9.3% YoY in the second quarter. During the quarter, Avianca inaugurated a new route from Ezeiza to Medellin, and ITA Airways increased the frequency of its route from Ezeiza to Rome.

In Italy, passenger traffic increased by 14.3% YoY to 2.6 million passengers. International traffic, which accounted for over 80% of total traffic, increased by 16.6% YoY, supported by strong performances at both Pisa and Florence airports. Domestic passenger traffic increased by 5.6% YoY, driven by a 23.8% increase at Florence airport, partially offset by a slight decline of 0.4% at Pisa airport.

In Brazil, total passenger traffic decreased by 14.9% YoY, or by 3.4% YoY, when adjusting for the discontinuation of Natal Airport. Domestic traffic, which accounted for almost 60% of total traffic, was down 22.0% YoY, or 5.4% when excluding Natal, while transit passengers were down 1.1% YoY. Traffic in Brazil remained heavily impacted by financial and aircraft constraints in some local airlines, causing a lack of supply. As a reminder, following the friendly termination process concluded in February 2024, effective February 19, 2024 CAAP no longer operates Natal Airport. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, where activity is mainly international, passenger traffic increased by 11.2% YoY to 0.5 million, despite a difficult comparison due to the Easter holiday falling in April last year. During the quarter, traffic was boosted by new routes and increased frequencies. JetSMART Airlines inaugurated a new route between Montevideo and Buenos Aires with two daily frequencies starting on May 29, while SKY Airline increased the frequency of its Montevideo to Lima route in May.

Passenger traffic in Armenia decreased by 2.9% YoY to 1.3 million passengers against a strong performance in 2023, which benefited from the introduction of new airlines and a higher number of flight frequencies.

In Ecuador, total passenger traffic decreased by 5.5% YoY to 1.2 million passengers, as higher international traffic was more than offset by a weak performance in domestic travel. International passenger traffic increased by 3.9% YoY, while domestic traffic decreased by 13.4% YoY, mainly driven by the exit of local airline Equair in October 2023 and national insecurity issues.

Cargo Volume

Cargo volume increased by 4.7% YoY in the second quarter of 2024, with significant contributions from Argentina, Ecuador, and Armenia. Together, these countries accounted for more than 70% of the total volume, with YoY increases of 5.9%, 22.2%, and 6.1%, respectively.

Aircraft Movements

Total aircraft movements decreased by 9.5% YoY in the second quarter of 2024, with declines in all countries except Italy, where aircraft movements increased by 8.9% YoY. Argentina, Brazil, and Italy together accounted for more than 80% of total aircraft movements during the quarter.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 35 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	2Q24	2Q23	% Var. ('24 vs '23)
Domestic Passengers (in thousands)	9,107	11,155	-18.4%
International Passengers (in thousands)	7,485	6,928	8.0%
Transit Passengers (in thousands)	1,600	1,645	-2.7%
Total Passengers (in thousands)	18,193	19,728	-7.8%
Cargo Volume (in thousands of tons)	95.1	90.8	4.7%
Total Aircraft Movements (in thousands)	194.5	214.9	-9.5%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.

	(thousands)			(tons)
Argentina	9,070	10,262	-11.6%	49,863	47,065	5.9%	100,608	112,786	-10.8%
Italy	2,646	2,314	14.3%	3,244	3,374	-3.8%	24,527	22,522	8.9%
Brazil	3,508	4,122	-14.9%	15,491	15,487	0.0%	34,250	40,944	-16.3%
Uruguay	481	433	11.2%	8,321	8,969	-7.2%	6,847	7,376	-7.2%
Ecuador (1)	1,174	1,243	-5.5%	9,800	8,019	22.2%	18,417	20,025	-8.0%
Armenia	1,314	1,353	-2.9%	8,344	7,863	6.1%	9,871	11,231	-12.1%
TOTAL	18,193	19,728	-7.8%	95,062	90,776	4.7%	194,520	214,884	-9.5%

1)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Consolidated Revenues decreased by 1.5% YoY to $416.2 million in 2Q24. Excluding Construction Services and the impact of IAS 29, revenues decreased by 1.7% YoY to $363.3 million. This was mainly driven by higher aeronautical and commercial revenues in Uruguay and Italy, which were more than offset by lower commercial revenues in Argentina, particularly Duty Free and Cargo revenues.

The following table shows revenue performance by country. More detail on the performance of CAAP´s countries of operations can be found on page 11.

Revenues by Segment (in US$ million)

Country	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Argentina	224.8	240.3	-6.5%	4.1	220.7	246.2	-10.4%
Italy	35.3	33.9	4.0%	-	35.3	33.9	4.0%
Brazil	26.8	27.3	-1.5%	-	26.8	27.3	-1.5%
Uruguay	42.8	36.1	18.6%	-	42.8	36.1	18.6%
Armenia	59.3	59.1	0.4%	-	59.3	59.1	0.4%
Ecuador (1)	27.1	25.9	4.7%	-	27.1	25.9	4.7%
Unallocated	0.2	0.2	-12.3%	-	0.2	0.2	-12.3%
Total consolidated revenue (2)	416.2	422.7	-1.5%	4.1	412.1	428.6	-3.8%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues decreased 4.1% YoY in Argentina (or 7.4% excluding IAS29), 2.3% in Brazil and 2.3% in Armenia; and increased 15.0% in Italy, 17.3% in Uruguay and 4.5% in Ecuador.

Revenue Breakdown (in US$ million)

	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	193.7	187.7	3.2%	0.4	193.2	190.1	1.6%
Non-aeronautical Revenue	222.6	235.0	-5.3%	3.7	218.9	238.5	-8.2%
Commercial revenue	171.4	176.5	-2.9%	2.3	169.1	178.1	-5.1%
Construction service revenue (1)	50.1	57.2	-12.4%	1.3	48.8	59.0	-17.3%
Other revenue	1.0	1.3	-25.6%	0.0	1.0	1.3	-25.6%
Total Consolidated Revenue	416.2	422.7	-1.5%	4.1	412.1	428.6	-3.8%
Total Revenue excluding Construction Service revenue (2)	366.1	365.5	0.2%	2.8	363.3	369.6	-1.7%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 46.5% of total revenues, increasing by 3.2% YoY to $193.7 million, or 1.6% YoY to $193.2 million when excluding the effects of IAS 29. This increase was mainly driven by higher passenger use fees and aircraft fees in Uruguay and Italy, where aeronautical revenues rose by 20.8% and 15.5% respectively, following increased YoY passenger traffic. In Argentina, aeronautical revenues increased by 1.2%, or declined by 1.6% excluding IAS 29, and rose by 5.0% in Ecuador due to higher tariffs. Conversely, aeronautical revenues in Brazil and Armenia decreased by 14.8% and 1.7% YoY, respectively, in line with declines in passenger traffic.

Non-Aeronautical Revenues accounted for 53.5% of total revenues and decreased by 5.3% YoY to $222.6 million, or by 8.2% YoY to $218.9 million when excluding the impact of IAS 29. Commercial revenues decreased by 2.9%, or $5.0 million, as lower Warehouse use fees (Cargo) and Duty-free revenues in Argentina more than offset improvements in VIP lounges, Advertising, and Rental of space. Construction service revenue decreased by 12.4%, or $7.1 million, mainly due to lower capital expenditures in Argentina.

Operating Costs and Expenses

In 2Q24, Total Costs and Expenses, excluding Construction Service Costs, increased 5.8% YoY to $280.9 million, or 3.0% to $257.1 when excluding IAS 29. This increase was mainly driven by higher Maintenance expenses, primarily in Argentina, combined with higher Amortization and depreciation, and SG&A expenses.

Cost of Services increased 2.2% YoY to $286.1 million, or decreased 1.6% to $261.3 million when excluding the impact of rule IAS29, mainly as a result of the following increases:

▪	24.0%, or $7.9 million, in Maintenance expenses,

▪	7.1%, or $2.8 million, in Amortization and depreciation, and

▪	6.6%, or $1.1 million, in Services and fees.

This was partially offset by a decline in Construction service costs reflecting lower Capex, combined with reduced Cost of fuel, mainly in Armenia.

Excluding Construction service costs, Cost of services increased 5.3% YoY to $236.2 million, or 2.2% to $212.7 million excluding IAS 29, mainly reflecting the aforementioned increases in Maintenance expenses, A&D and Services and fees.

Selling, General and Administrative Expenses (“SG&A”) increased 9.0% YoY, to $43.8 million in 2Q24, mainly as a result of higher Services and fees and Advertising expenses. Excluding the impact of rule IAS 29, SG&A expenses increased 7.2% to $43.4 million.

Other Expenses remained flat YoY at $1.0 million in 2Q24.

Costs and Expenses (in US$ million)

	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Cost of Services	286.1	280.0	2.2%	24.8	261.3	265.5	-1.6%
Salaries and social security contributions	57.4	56.1	2.4%	0.0	57.5	57.5	0.0%
Concession fees	47.3	47.3	0.0%	0.2	47.2	48.1	-1.9%
Construction service cost	49.9	55.6	-10.3%	1.3	48.6	57.4	-15.4%
Maintenance expenses	40.7	32.8	24.0%	0.8	39.9	33.3	19.8%
Amortization and depreciation	41.8	39.0	7.1%	22.4	19.4	19.8	-1.9%
Other	48.9	49.0	-0.4%	0.1	48.8	49.5	-1.5%
Cost of Services Excluding Construction Service cost	236.2	224.3	5.3%	23.4	212.7	208.2	2.2%
Selling, general and administrative expenses	43.8	40.2	9.0%	0.4	43.4	40.5	7.2%
Other expenses	1.0	1.0	0.7%	0.0	1.0	1.0	-1.3%
Total Costs and Expenses	330.8	321.1	3.0%	25.2	305.7	307.0	-0.4%
Total Costs and Expenses Excluding Construction Service cost	280.9	265.5	5.8%	23.8	257.1	249.7	3.0%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

During 2Q24, CAAP reported an Adjusted EBITDA of $136.4 million and an Adjusted EBITDA ex-IFRIC12 of $136.2 million, declining from $149.3 million in the year-ago period. Strong contributions from Italy and Uruguay helped partially offset Argentina’s year-over-year underperformance, mainly impacted by a decrease in Domestic passenger traffic, lower Duty-free revenues, and an inflation rate above currency devaluation, which exerted pressure on EBITDA levels. Excluding the impact of IFRS rule IAS 29, Adjusted EBITDA ex-IFRIC12 decreased 10.3% YoY to $134.6 million. Adjusted EBITDA margin, ex-IFRIC12, contracted 3.7 percentage points to 37.2% from 40.9% in 2Q23, or 3.6 percentage points to 37.0% from 40.6%, when also excluding IAS 29, as margin expansion in Italy, Uruguay, Armenia and Brazil, was more than offset by lower margin in Argentina and Ecuador.

Adjusted EBITDA by Segment (in US$ million)

	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Argentina	69.0	88.9	-22.4%	1.6	67.4	89.6	-24.8%
Italy	13.3	10.4	27.0%	-	13.3	10.4	27.0%
Brazil	11.4	11.6	-2.4%	-	11.4	11.6	-2.4%
Uruguay	12.2	9.5	27.8%	-	12.2	9.5	27.8%
Armenia	24.5	24.5	0.2%	-	24.5	24.5	0.2%
Ecuador	8.2	8.1	1.0%	-	8.2	8.1	1.0%
Unallocated	-2.1	-2.0	2.0%	-	-2.1	-2.0	2.0%
Total segment EBITDA	136.4	150.9	-9.6%	1.6	134.8	151.6	-11.1%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	54.5	80.8	-32.6%	-7.6	62.1	57.7	7.6%
Financial Income	-17.6	-18.1	-2.8%	7.0	-24.5	-38.3	-35.9%
Financial Loss	8.7	38.4	-77.3%	-79.5	88.2	197.3	-55.3%
Inflation adjustment	1.6	10.8	-85.5%	2.8	-1.2	0.0	8428.9%
Income Tax Expense	45.6	-1.6	-2881.4%	56.3	-10.7	-86.2	-87.6%
Amortization and Depreciation	43.6	40.6	7.4%	22.6	20.9	21.2	-1.2%
Adjusted EBITDA	136.4	150.9	-9.6%	1.6	134.8	151.6	-11.1%
Adjusted EBITDA Margin	32.8%	35.7%	-294	-	32.7%	35.4%	-267
Adjusted EBITDA excluding Construction Service	136.2	149.3	-8.8%	1.6	134.6	150.0	-10.3%
Adjusted EBITDA Margin excluding Construction Service	37.2%	40.9%	-367	-	37.0%	40.6%	-356

Financial Income and Loss

CAAP reported a Net financial Income of $7.3 million in 2Q24 compared to a loss of $31.2 million in 2Q23. This improvement was mainly driven by higher year-over-year foreign exchange transaction gains in Argentina, due to the impact of lower devaluation than inflation on the net liability monetary position, combined with a positive variance in inflation adjustment. This was partially offset by slightly higher net interest expenses. Had IAS 29 not been applied, CAAP would have reported a net financial loss of $62.5 million in 2Q24, compared to a loss of $158.9 million in the year-ago period.

	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Financial Income	17.6	18.1	-2.8%	-7.0	24.5	38.3	-35.9%
Interest income	12.8	14.8	-13.6%	0.0	12.8	15.1	-15.8%
Foreign exchange income	0.2	0.3	-34.2%	-7.0	7.2	20.2	-64.4%
Other	4.6	3.0	53.4%	0.0	4.6	3.0	53.4%
Inflation adjustment	-1.6	-10.8	-85.5%	-2.8	1.2	0.0	8,428.9%
Inflation adjustment	-1.6	-10.8	-85.5%	-2.8	1.2	0.0	8,428.9%
Financial Loss	-8.7	-38.4	-77.3%	79.5	-88.2	-197.3	-55.3%
Interest Expenses	-25.4	-27.2	-6.6%	-0.1	-25.3	-27.0	-6.1%
Foreign exchange transaction expenses	40.8	13.0	214.4%	79.6	-38.9	-146.2	-73.4%
Changes in liability for concessions	-21.2	-22.2	-4.2%	-	-21.2	-22.2	-4.2%
Other expenses	-2.8	-2.1	38.7%	0	-2.8	-2.0	44.6%
Financial Loss, Net	7.3	-31.2	-123.4%	69.8	-62.5	-158.9	-60.7%

See “Use of Non-IFRS Financial Measures” on page 22.

Income Tax Expense

During 2Q24, the Company reported an income tax expense of $45.6 million versus a benefit of $1.6 million in 2Q23. Excluding the impact of IAS 29, CAAP reported an income tax benefit of $10.7 million in 2Q24, compared to a tax benefit of $86.2 million in the year-ago quarter.

Net Income and Net Income Attributable to Owners of the Parent

During 2Q24, CAAP reported Net Income of $54.5 million, compared to $80.8 million in 2Q23. This decrease was primarily driven by lower operating income and higher income tax expenses, partially offset by the aforementioned year-over-year increase in foreign exchange net gains and, to a lesser extent, a positive variation in inflation adjustment results.

In 2Q24, the Company reported Net Income Attributed to Owners of the Parent of $50.2 million and earnings per common share of $0.31, compared with Net Income Attributable to Owners of the Parent of $69.8 million in 2Q23, equivalent to earnings per common share of $0.43.

Consolidated Financial Position

As of June 30, 2024, cash and cash equivalents amounted to $439.4 million, a decrease of 6.5% from the $469.8 million reported as of March 31, 2024, and an increase of 18.8% from the $369.8 million reported as of December 31, 2023. Total liquidity as of June 30, 2024, which includes cash and cash equivalents as well as other current financial assets, totaled $548.5 million, compared to $545.1 million as of March 31, 2024, and $457.9 million as of December 31, 2023.

Total Debt at the close of 2Q24 decreased 8.3%, or $110.9 million, to $1,222.4 million, from $1,333.2 million as of December 31, 2023, mainly due to debt reductions in Argentina, Brazil and Italy. A total of $883.4 million, or 72.3% of total debt is denominated in U.S. dollars, while $180.9 million, or 14.8% is denominated in Brazilian Reals, and $158.1 million, or 12.9%, is in Euros.

The Net Debt to LTM Adjusted EBITDA ratio improved to 1.1x as of June 30, 2024, down from 1.4x as of December 2023, reflecting Adjusted EBITDA growth driven by strong revenue performance, as well as reduced net debt levels. Excluding impairment of intangible assets, the Net Debt to LTM Adjusted EBITDA ratio stood at 1.3x. As of June 30, 2024, all of CAAP’s subsidiaries were in compliance with their covenants.

Consolidated Debt Indicators (in US$ million)

	As of Jun 30, 2024		As of Dec 31, 2023
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	1.78	x	1.97	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	1.14	x	1.42	x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	1.34	x	1.68	x
Total Debt	1,222.4		1,333.2
Short-Term Debt	150.6		199.7
Long-Term Debt	1,071.8		1,133.5
Cash & Cash Equivalents	439.4		369.8
Total Net Debt[3]	783.0		963.4

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of June 30, 2024 was $686.5 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of June 30, 2024 was $583.6 million.

Total Debt by Segment (in US$ million)

	As of Jun 30, 2024	As of Dec 31, 2023
Argentina	610.4	646.1
Italy (1)	158.1	179.2
Brazil (2)	180.9	213.9
Uruguay (3)	264.9	269.8
Armenia	-	13.2
Ecuador	8.1	11.0
Total	1,222.4	1,333.2

1 Of which approximately $94.0 million remain at Toscana Aeroporti level.

2 At Inframérica Concessionaria do Aeroporto de Brasilia level.

3 Of which approximately $247.4 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	240.9	188.9	557.0	702.5	1,689.4

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings – Breakdown by segment (in USD) as of June 30, 2024:

Segment		Currency	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	63.6	78.4	247.8	229.5	619.3
	Interest	USD	42.3	38.4	85.5	22.3	188.5
Italy	Principal	EUR	64.2	-	8.5	87.2	159.9
	Interest	EUR	7.9	6.3	18.4	5.5	38.2
Brazil	Principal	R$	11.3	12.7	47.8	108.5	180.2
	Interest	R$	16.9	15.7	38.8	25.8	97.3
Uruguay	Principal	USD	10.6	16.9	64.6	182.7	274.9
	Interest	USD	18.4	17.7	45.6	40.9	122.5
Ecuador	Principal	USD	5.2	2.7	-	-	7.9
	Interest	USD	0.5	0.1	-	-	0.7
Total			240.9	188.9	557.0	702.5	1,689.4

Cash & Cash Equivalent by Segment (in US$ million)

	As of Jun 30, 2024	As of Dec 31, 2023
Argentina	114.1	91.2
Italy (1)	23.0	34.8
Brazil (2)	70.5	65.8
Uruguay	38.2	35.9
Armenia	29.1	39.0
Ecuador	5.7	16.1
Intermediate holding Companies	158.8	86.9
Total	439.4	369.8

1 Of which approximately $20.8 million remain at Toscana Aeroporti level.

2 Of which approximately $66.7 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 2Q24, CAAP made capital expenditures of $57.0 million, a 9.1% YoY decrease from $62.7 million in 2Q23. Excluding IAS 29, capital expenditures amounted to $56.9 million in the quarter, with Argentina and Uruguay accounting for 73% and 15%, respectively. The latter included investments related to the airports incorporated through the extension of the Puerta del Sur concession agreement in November 2021.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for Aeropuertos Argentina (AA), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 2Q24.

	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	5.9	7.3	-19.0%		5.9	7.3	-19.0%
International Passengers (in millions) (1)	2.8	2.6	9.3%		2.8	2.6	9.3%
Transit Passengers (in millions) (1)	0.3	0.3	-11.1%		0.3	0.3	-11.1%
Total Passengers (in millions) (1)	9.1	10.3	-11.6%		9.1	10.3	-11.6%
Cargo Volume (in thousands of tons)	49.9	47.1	5.9%		49.9	47.1	5.9%
Total Aircraft Movements (in thousands)	100.6	112.8	-10.8%		100.6	112.8	-10.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	103.6	102.4	1.2%	0.4	103.1	104.8	-1.6%
Non-aeronautical revenue	121.2	137.9	-12.1%	3.7	117.5	141.3	-16.8%
Commercial revenue	84.1	93.2	-9.8%	2.3	81.8	94.9	-13.8%
Construction service revenue	37.1	44.7	-17.0%	1.3	35.7	46.4	-23.0%
Total Revenue	224.8	240.3	-6.5%	4.1	220.7	246.2	-10.4%
Total Revenue Excluding IFRIC12(2)	187.7	195.6	-4.1%	2.8	184.9	199.8	-7.4%
Cost of Services	164.5	158.9	3.5%	24.8	139.7	144.5	-3.3%
Selling, general and administrative expenses	20.6	20.2	2.4%	0.4	20.3	20.5	-1.2%
Other expenses	0.6	0.5	18.4%	0.0	0.6	0.5	13.9%
Total Costs and Expenses	185.7	179.6	3.4%	25.2	160.6	165.5	-3.0%
Total Costs and Expenses Excluding IFRIC12(3)	148.7	135.0	10.2%	23.8	124.9	119.2	4.8%
Adjusted Segment EBITDA	69.0	88.9	-22.4%	1.6	67.4	89.6	-24.8%
Adjusted Segment EBITDA Mg	30.7%	37.0%	-631	-	30.5%	36.4%	-586
Adjusted EBITDA Margin excluding IFRIC 12(4)	36.7%	45.4%	-870	-	36.4%	44.8%	-842
Capex	41.8	45.5	-8.3%	0.1	41.6	47.3	-11.9%

1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	12.9	14.3	-9.6%		12.9	14.3	-9.6%
International Passengers (in millions) (1)	6.3	5.6	12.7%		6.3	5.6	12.7%
Transit Passengers (in millions) (1)	0.7	0.7	2.6%		0.7	0.7	2.6%
Total Passengers (in millions) (1)	19.9	20.5	-3.2%		19.9	20.5	-3.2%
Cargo Volume (in thousands of tons)	94.1	90.7	3.8%		94.1	90.7	3.8%
Total Aircraft Movements (in thousands)	214.6	223.1	-3.8%		214.6	223.1	-3.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	255.6	216.8	17.9%	29.7	225.9	218.7	3.3%
Non-aeronautical revenue	255.4	251.7	1.5%	26.1	229.3	255.6	-10.3%
Commercial revenue	180.7	177.7	1.7%	20.5	160.2	178.3	-10.2%
Construction service revenue	74.6	74.0	0.9%	5.5	69.1	77.2	-10.5%
Total Revenue	511.0	468.5	9.1%	55.8	455.1	474.3	-4.0%
Total Revenue Excluding IFRIC12(2)	436.3	394.5	10.6%	50.3	386.0	397.1	-2.8%
Cost of Services	337.8	302.1	11.8%	70.4	267.4	271.5	-1.5%
Selling, general and administrative expenses	45.0	39.8	13.2%	4.8	40.2	40.0	0.6%
Other expenses	2.7	1.0	171.5%	0.5	2.2	1.0	116.7%
Total Costs and Expenses	385.6	342.8	12.5%	75.7	309.9	312.5	-0.8%
Total Costs and Expenses Excluding IFRIC12(3)	311.1	268.9	15.7%	70.2	240.9	235.4	2.4%
Adjusted Segment EBITDA	185.4	180.5	2.7%	25.7	159.7	180.0	-11.3%
Adjusted Segment EBITDA Mg	36.3%	38.5%	-225	-	35.1%	37.9%	-286
Adjusted EBITDA Margin excluding IFRIC 12(4)	42.5%	45.7%	-328	-	41.3%	45.3%	-397
Capex	74.7	74.4	0.4%	0.0	74.7	72.3	3.3%

5)	See Note 1 in Table "Operating & Financial Highlights”.
6)	Excludes Construction Service revenue.
7)	Excludes Construction Service cost.
8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic declined by 11.6% YoY, primarily due to weaker performance in domestic traffic, partially offset by international travel growth. Domestic traffic declined 19.0% YoY, reflecting a difficult comparison as travel demand last year benefited from incentives provided by the 'Previaje' government program aimed at boosting domestic tourism, which did not take place this year. Moreover, traffic this quarter was impacted by the temporary suspension of several routes operated by Aerolíneas Argentinas (AA) and some flight cancellations by both AA and Flybondi, together with the prevailing recession in the country. By contrast, international passenger traffic continued to benefit from the gradual resumption of routes and frequencies, increasing by 9.3% YoY in the second quarter. During the quarter, Avianca inaugurated a new route from Ezeiza to Medellin, and ITA Airways increased the frequency of its route from Ezeiza to Rome.

Revenues decreased by 6.5% YoY to $224.8 million in 2Q24 on an ‘as reported’ basis, primarily due to a 9.8% decline in Commercial revenues, partially offset by a 1.2% increase in Aeronautical revenues. Construction service revenue decreased by 17.0% YoY, reflecting lower Capex during the reported quarter. Excluding the impact of IAS 29, revenues declined by 10.4% to $220.7 million, or by 7.4% to $184.9 million when also excluding IFRIC 12.

•	Aeronautical Revenues ex-IAS29 decreased by 1.6% YoY, in line with lower activity in domestic passenger traffic, coupled with a YoY reduction in domestic passenger fees measured in U.S. dollars.

•	Commercial Revenues ex-IAS29 decreased 13.8% YoY, mainly driven by a decrease of 39.4%, or $6.5 million in Duty Free revenues as a result of the devaluation of the Argentina Peso in late December, combined with lower Cargo and Parking revenues. This was partially offset by higher VIP lounges, Rental of space, Catering and Advertising-related revenues.

Total Costs and Expenses increased by 3.4% YoY to $185.7 million in 2Q24 on an ‘as reported’ basis. Excluding Construction service and the impact of IAS 29, Total costs and expenses increased by 4.8% YoY, mainly due to higher Cost of service, partially offset by a slight decrease in SG&A expenses.

•	Cost of Services ex-IAS29 and excluding Construction Service Costs increased 6.0% YoY, or $5.9 million, driven mainly by the following:

•	25.4%, or $6.1 million, increase in Maintenance expenses,

•	55.3%, or $2.4 million, increase in Services and fees, and

•	1.3%, or $0.4 million, increase in Salaries and social security contributions, mainly as a result of inflation rates above currency depreciation.

The above was partially offset by decreases of 7.6%, or $2.2 million, in Concession Fees, due to lower revenues, and 27.8%, or $1.0 million, D&A expenses.

•	SG&A ex-IAS29 decreased by 1.2% YoY, or $0.2 million, to $20.3 million, mainly due to lower Taxes.

Adjusted Segment EBITDA decreased 22.4% YoY to $69.0 million in 2Q24 on an ‘As reported basis’. When excluding the impact of IAS 29, Adjusted Segment EBITDA declined by 24.8% YoY to $67.4 million, with Adjusted EBITDA margin EX-IFRIC12 of 36.4% in the quarter, compared to 44.8% in 2Q23.

During 2Q24, CAAP made Capital Expenditures ex-IAS29 of $41.6 million, compared to $47.3 million in 2Q23. These expenditures were primarily allocated to the new departure terminal building at Río Hondo Airport and construction works at Aeroparque Airport, along with other projects at airports in the interior of the country.

Italy

	2Q24	2Q23	% Var.	6M24	6M23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.5	0.5	5.6%	0.8	0.8	5.0%
International Passengers (in millions)	2.1	1.8	16.6%	3.3	2.8	16.9%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	2.6	2.3	14.3%	4.1	3.6	14.2%
Cargo Volume (in thousands of tons)	3.2	3.4	-3.8%	6.4	6.7	-5.6%
Total Aircraft Movements (in thousands)	24.5	22.5	8.9%	38.2	35.0	9.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	20.4	17.6	15.5%	32.2	27.8	16.0%
Non-aeronautical revenue	14.9	16.3	-8.5%	25.7	27.0	-5.0%
Commercial revenue	12.6	10.6	19.2%	21.0	17.6	19.1%
Construction service revenue	1.3	4.4	-70.6%	2.5	5.4	-53.9%
Other revenue	1.0	1.3	-25.5%	2.2	4.0	-44.8%
Total Revenue	35.3	33.9	4.0%	57.9	54.8	5.6%
Total Revenue Excluding IFRIC12(1)	34.0	29.6	15.0%	55.4	49.4	12.1%
Cost of Services	22.2	23.4	-5.2%	41.0	41.9	-2.2%
Selling, general and administrative expenses	2.9	3.0	-3.6%	5.8	6.5	-10.5%
Total Costs and Expenses	25.1	26.4	-5.0%	46.7	48.4	-3.4%
Total Costs and Expenses Excluding IFRIC12(2)	23.9	23.6	1.3%	45.0	44.9	0.2%
Adjusted Segment EBITDA	13.3	10.4	27.0%	17.0	12.2	39.3%
Adjusted Segment EBITDA Mg	37.6%	30.8%	680	29.3%	22.2%	709
Adjusted EBITDA Margin excluding IFRIC 12(3)	38.7%	30.2%	854	29.2%	20.8%	848
Capex	2.1	4.6	-54.1%	3.5	6.0	-40.5%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased by 14.3% YoY to 2.6 million passengers. International traffic, which accounted for over 80% of total traffic, increased by 16.6% YoY, supported by strong performances at both Pisa and Florence airports. Domestic passenger traffic increased by 5.6% YoY, driven by a 23.8% increase at Florence airport, partially offset by a slight decline of 0.4% at Pisa airport.

Revenues increased 4.0% YoY to $35.3 million in 2Q24, driven by both Aeronautical and Commercial revenue growth reflecting the year-over-year increase in passenger traffic.

•	Aeronautical Revenues increased 15.5% YoY, or $2.7 million, as a result of higher Passenger use fees and, to a lesser extent, higher Aircraft fees as a result of increased YoY traffic activity.

•	Commercial Revenues, increased 19.2% YoY, or $2.0 million, mainly driven by passenger-related services such as Parking facilities, F&B services and VIP lounges, following the strong year-over-year traffic recovery.

Total Costs and Expenses decreased 5.0% YoY, or $1.3 million, mainly driven by a decline in Construction Service costs due to lower Capex. Excluding Construction Services, Total Cost and Expenses increased 1.3% YoY to $23.9 million.

•	Cost of Services excluding Construction service increased 2.1% YoY, or $0.4 million, primarily driven by higher Maintenance expenses and Concession fees, partially offset by lower Salaries and social security contributions.

•	SG&A declined 3.6% YoY, or $0.1 million, to $2.9 million.

Adjusted Segment EBITDA increased 27.0% YoY to $13.3 million from $10.4 million in 2Q23, with Adjusted EBITDA margin Ex-IFRIC12 expanding 8.5 percentage points to 38.7%, on the back of traffic increase and strong revenue growth.

During 2Q24, CAAP made Capital Expenditures of $2.1 million, compared to $4.6 million in 2Q23.

Brazil

	2Q24	2Q23	% Var.	6M24	6M23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.1	2.7	-22.0%	4.4	5.3	-16.5%
International Passengers (in millions)	0.1	0.2	-8.4%	0.3	0.3	13.0%
Transit Passengers (in millions)	1.3	1.3	-1.1%	2.7	2.8	-4.4%
Total Passengers (in millions) (1)	3.5	4.1	-14.9%	7.4	8.4	-11.5%
Cargo Volume (in thousands of tons)	15.5	15.5	0.0%	30.9	31.5	-2.0%
Total Aircraft Movements (in thousands)	34.3	40.9	-16.3%	69.9	79.7	-12.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	9.5	11.2	-14.8%	20.3	21.6	-6.1%
Non-aeronautical revenue	17.3	16.1	7.6%	35.4	30.3	16.7%
Commercial revenue	17.1	16.1	6.4%	34.9	30.3	15.0%
Construction service revenue	0.2	0.0	-	0.5	0.0	-
Total Revenue	26.8	27.3	-1.5%	55.7	51.9	7.2%
Total Revenue Excluding IFRIC12[2]	26.6	27.3	-2.3%	55.1	51.9	6.2%
Cost of Services	17.4	19.3	-9.7%	37.5	37.1	0.9%
Selling, general and administrative expenses	3.4	3.0	14.5%	5.0	4.8	3.6%
Other expenses	0.0	0.0	6180.0%	0.4	0.0	2468.8%
Total Costs and Expenses	20.8	22.3	-6.4%	42.9	42.0	2.3%
Total Costs and Expenses Excluding IFRIC12[3]	20.6	22.3	-7.3%	42.4	42.0	1.0%
Adjusted Segment EBITDA	11.4	11.6	-2.4%	21.2	19.5	8.7%
Adjusted Segment EBITDA Mg	42.4%	42.4%	0	38.1%	37.6%	53
Adjusted EBITDA Margin excluding IFRIC12[4]	42.7%	42.4%	32	38.5%	37.6%	88
Capex	0.5	0.5	9.8%	1.1	0.8	49.8%

1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic decreased by 14.9% YoY, or by 3.4% YoY, when adjusting for the discontinuation of Natal Airport. Domestic traffic, which accounted for almost 60% of total traffic, was down 22.0% YoY, or 5.4% when excluding Natal, while transit passengers were down 1.1% YoY. Traffic in Brazil remained heavily impacted by financial and aircraft constraints in some local airlines, causing a lack of supply. As a reminder, following the friendly termination process concluded in February 2024, effective February 19, 2024 CAAP no longer operates Natal Airport. Therefore, statistics for Natal are available up to February 18, 2024.

Revenues decreased by 1.5% YoY, or $0.4 million, to $26.8 million in 2Q24, as growth in Commercial revenues was more than offset by a decline in Aeronautical revenues due to lower traffic.

•	Aeronautical Revenues decreased 14.8% YoY, or $1.7 million, driven by both lower Passenger use fees and Aircraft fees reflecting lower passenger traffic.

•	Commercial Revenues increased 6.4% YoY, or $1.0 million, despite lower passenger traffic. The increase in commercial revenue was primarily driven by a continued solid performance of VIP lounges and, to a lesser extent, Cargo revenues and Rental of space. Commercial revenues also included a one-time benefit of $1.7 million from the conclusion of a litigation process with several telecommunication companies.

Total Costs and Expenses in 2Q24 decreased 6.4% YoY, or $1.4 million, mainly driven by lower Cost of Services, partially offset by slightly higher SG&A expenses.

•	Cost of Services decreased 9.7% YoY, or $1.9 million, mainly driven by declines in Salaries and social security contributions, Services and fees Concession fees and Maintenance expenses.

•	SG&A increased 14.5% YoY, or $0.4 million, to $3.4 million in 2Q24.

Adjusted Segment EBITDA decreased 2.4% YoY, or $0.3 million, to $11.4 million, while Adjusted EBITDA margin Ex-IFRIC12 expanded 0.3 percentage points to 42.7%, despite the decline in passenger traffic. Adjusted EBITDA was supported by Commercial revenues and the aforementioned $1.7 million one-time benefit related to the telecommunication companies.

During 2Q24, CAAP made Capital Expenditures of $0.5 million, in line with 2Q23.

Uruguay

	2Q24	2Q23	% Var.	6M24	6M23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.4	10.2%	1.1	0.9	18.7%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	0.5	0.4	11.2%	1.1	0.9	20.5%
Cargo Volume (in thousands of tons)	8.3	9.0	-7.2%	15.2	16.0	-4.6%
Total Aircraft Movements (in thousands)	6.8	7.4	-7.2%	16.6	16.6	0.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	18.1	15.0	20.8%	43.3	33.1	30.9%
Non-aeronautical revenue	24.7	21.1	16.9%	50.1	41.0	22.3%
Commercial revenue	15.7	13.9	13.5%	35.1	30.6	14.8%
Construction service revenue	8.9	7.2	23.7%	14.9	10.3	44.3%
Total Revenue	42.8	36.1	18.6%	93.4	74.1	26.1%
Total Revenue Excluding IFRIC12(1)	33.8	28.9	17.3%	78.5	63.7	23.2%
Cost of Services	27.1	24.6	10.2%	52.4	43.4	20.6%
Selling, general and administrative expenses	5.1	3.3	54.4%	10.4	8.0	29.6%
Other expenses	0.1	0.1	-32.7%	0.2	0.2	20.2%
Total Costs and Expenses	32.3	28.0	15.2%	63.0	51.6	22.0%
Total Costs and Expenses Excluding IFRIC12(2)	23.3	20.8	12.2%	48.1	41.3	16.4%
Adjusted Segment EBITDA	12.2	9.5	27.8%	34.1	25.6	33.2%
Adjusted Segment EBITDA Mg	28.5%	26.4%	206	36.5%	34.6%	193
Adjusted EBITDA Margin excluding IFRIC 12 (3)	36.0%	33.0%	297	43.5%	40.2%	327
Capex	8.3	8.0	4.7%	14.3	15.3	-6.6%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where activity is mainly international, passenger traffic increased by 11.2% YoY to 0.5 million, despite a difficult comparison due to the Easter holiday falling in April last year. During the quarter, traffic was boosted by new routes and increased frequencies. JetSMART Airlines inaugurated a new route between Montevideo and Buenos Aires with two daily frequencies starting on May 29, while SKY Airline increased the frequency of its Montevideo to Lima route in May.

Revenues increased 18.6% YoY to $42.8 million in 2Q24 on an ‘As reported’ basis, or 17.3% to $33.8 million, when excluding Construction service revenue, driven by both higher Aeronautical and Commercial revenues.

•	Aeronautical Revenues increased 20.8% YoY, or $3.1 million, to $18.1 million, driven by tariff adjustments and the 11.2% YoY increase in passenger traffic.

•	Commercial Revenues increased 13.5% YoY, or $1.9 million, to $15.7 million. This growth was mainly driven by higher passenger-related revenues due to increased traffic, particularly in Duty-free and VIP lounges, along with higher Cargo and Advertising revenues.

Total Costs and Expenses increased 15.2% YoY to $32.3 million. Excluding Construction Service, Total Cost and Expenses rose 12.2% YoY to $23.3 million, due to an increase in operating costs following higher traffic activity when compared to 2Q23.

•	Cost of Services increased 10.2% YoY, or $2.5 million. Excluding Construction Service cost, Cost of Services increased 4.6% YoY, or $0.8 million, mainly due to higher Maintenance expenses and Concession Fees.

•	SG&A increased 54.4% YoY, to $5.1 million, mainly as a result of higher Taxes and Salaries and social security contributions.

Adjusted Segment EBITDA increased 27.8% YoY to $12.2 million in 2Q24, while Adjusted EBITDA Margin Ex IFRIC12 expanded 3.0 percentage points to 36.0%, reflecting higher operating leverage.

During 2Q24, CAAP made Capital Expenditures of $8.3 million in Uruguay, compared to $8.0 million in 2Q23.

Armenia

	2Q24	2Q23	% Var.	6M24	6M23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.3	1.4	-2.9%	2.4	2.4	-1.8%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.3	1.4	-2.9%	2.4	2.4	-1.8%
Cargo Volume (in thousands of tons)	8.3	7.9	6.1%	17.3	15.1	14.8%
Total Aircraft Movements (in thousands)	9.9	11.2	-12.1%	18.0	20.6	-13.0%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	21.8	22.2	-1.7%	40.2	39.0	3.0%
Non-aeronautical revenue	37.5	36.9	1.6%	67.6	70.4	-4.0%
Commercial revenue	34.9	35.9	-2.7%	64.7	68.8	-6.0%
Construction service revenue	2.6	1.0	156.5%	2.9	1.6	81.2%
Total Revenue	59.3	59.1	0.4%	107.8	109.4	-1.5%
Total Revenue Excluding IFRIC12(1)	56.7	58.1	-2.3%	104.9	107.8	-2.7%
Cost of Services	36.2	35.7	1.5%	66.5	69.2	-4.0%
Selling, general and administrative expenses	3.7	3.6	2.6%	8.0	6.9	15.4%
Other expenses	0.3	0.3	-9.7%	0.5	0.5	-8.9%
Total Costs and Expenses	40.2	39.6	1.4%	75.0	76.7	-2.3%
Total Costs and Expenses Excluding IFRIC12(2)	37.7	38.7	-2.5%	72.1	75.1	-4.0%
Adjusted Segment EBITDA	24.5	24.5	0.2%	43.3	41.6	4.2%
Adjusted Segment EBITDA Mg	41.3%	41.4%	-8	40.2%	38.0%	220
Adjusted EBITDA Margin excluding IFRIC 12 (3)	43.1%	42.1%	100	41.3%	38.5%	271
Capex	3.8	1.5	147.9%	8.6	3.2	167.1%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Armenia, passenger traffic decreased by 2.9% year-over-year to 1.3 million passengers against a strong performance in 2023, which benefited from the introduction of new airlines and an increase in flight frequencies. The addition of new routes and frequencies continued into 2024.

Revenues increased 0.4% YoY to $59.3 million in 2Q24 on an ‘As reported’ basis, or decreased 2.3% when excluding Construction service revenue, mainly driven by lower Commercial revenues.

•	Aeronautical Revenues decreased by 1.7% YoY, or $0.4 million, to $21.8 million, following the 2.9% YoY decrease in passenger traffic.

•	Commercial Revenues decreased by 2.7% YoY, or $1.0 million, to $34.9 million. Increases in VIP lounges, F&B, advertising, parking facilities, and Cargo revenues were more than offset by lower fuel revenues (linked to Cost of Fuel) due to reduced YoY aircraft activity.

Total Costs and Expenses increased 1.4% YoY to $40.2 million. Excluding IFRIC 12, total costs and expenses decreased 2.5%, driven by lower Cost of Services, partially offset by slightly higher SG&A expenses.

•	Cost of Services increased 1.5% YoY, or $0.5 million. Excluding IFRIC 12, Cost of services declined 2.9%, mainly driven by lower Cost of fuel (linked to Fuel revenues), partially offset by higher Salaries and social security contributions.

•	SG&A increased 2.6% YoY, or $0.1 million, to $3.7 million in 2Q24.

Adjusted Segment EBITDA remained largely flat YoY at $24.5 million in 2Q24, with Adjusted EBITDA Margin Ex IFRIC12 expanding 1.0 percentage point to 43.1%.

During 2Q24, CAAP made Capital Expenditures of $3.8 million in Armenia, compared to $1.5 million in 2Q23.

Ecuador

	2Q24	2Q23	% Var.	6M24	6M23	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.7	-13.4%	1.2	1.3	-10.2%
International Passengers (in millions)	0.6	0.5	3.9%	1.1	1.1	2.6%
Transit Passengers (in millions)	0.0	0.0	n.m.	0.0	0.0	n.m.
Total Passengers (in millions)	1.2	1.2	-5.5%	2.3	2.4	-4.2%
Cargo Volume (in thousands of tons)	9.8	8.0	22.2%	19.1	15.9	19.8%
Total Aircraft Movements (in thousands)	18.4	20.0	-8.0%	37.4	39.7	-5.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	20.3	19.3	5.0%	40.1	37.3	7.6%
Non-aeronautical revenue	6.8	6.6	3.8%	13.7	13.1	4.4%
Commercial revenue	6.8	6.6	2.8%	13.6	13.1	3.8%
Construction service revenue	0.0	0.0	n.m.	0.0	0.0	n.m.
Total Revenue	27.1	25.9	4.7%	53.8	50.4	6.8%
Total Revenue Excluding IFRIC12(1)	27.0	25.9	4.5%	53.7	50.3	6.7%
Cost of Services	15.8	15.1	4.5%	31.4	29.3	7.0%
Selling, general and administrative expenses	4.1	3.5	17.3%	8.6	7.0	23.3%
Other expenses	0.0	0.0	-46.1%	0.0	0.0	-27.4%
Total Costs and Expenses	19.9	18.7	6.9%	40.0	36.3	10.1%
Total Costs and Expenses Excluding IFRIC12(2)	19.9	18.6	6.5%	39.9	36.3	9.9%
Adjusted Segment EBITDA	8.2	8.1	1.0%	15.7	15.7	-0.4%
Adjusted Segment EBITDA Mg	30.1%	31.2%	-112	29.2%	31.3%	-211
Adjusted EBITDA Margin excluding IFRIC 12(3)	30.2%	31.2%	-104	29.2%	31.3%	-207
Capex	0.5	2.6	-81%	2.1	2.8	-27%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Ecuador, total passenger traffic decreased by 5.5% YoY to 1.2 million passengers, as higher international traffic was more than offset by a weak performance in domestic travel. International passenger traffic increased by 3.9% YoY, while domestic traffic decreased by 13.4% YoY, mainly driven by the exit of local airline Equair in October 2023 and national insecurity issues.

Revenues increased 4.7% YoY to $27.1 million in 2Q24 on an ‘As reported’ basis, mainly driven by higher Aeronautical revenues and, to a lesser extent, Commercial revenues as well.

•	Aeronautical Revenues increased 5.0% YoY, or $1.0 million, to $20.3 million, mainly driven by higher Passenger use fees.

•	Commercial Revenues increased 2.8% YoY, or $0.2 million, to $6.8 million, driven by higher Duty Free, Retail stores and Advertising.

Total Costs and Expenses increased 6.9% YoY to $19.9 million, due to higher Cost of services as well as G&A expenses.

•	Cost of Services EX-IFRIC increased 4.1% YoY, or $0.6 million, mainly driven by higher Concession fees, Services and fees, and Salaries and social security contributions.

•	SG&A increased 17.3% YoY, to $4.1 million.

Adjusted Segment EBITDA increased 1.0% YoY to $8.2 million, with Adjusted EBITDA Margin Ex IFRIC12 contracting 1.0 percentage point to 30.2%.

During 2Q24, CAAP made Capital Expenditures of $0.5 million in Ecuador, compared to $2.6 million in 2Q23.

Key Quarter Highlights and Subsequent Events

Toscana Aeroporti | Refinancing

In June 2024, the Company’s Italian subsidiary Toscana Aeroporti (“TA”) prepaid all outstanding financial debt owed and signed, with a new financial contract with Intesa Sanpaolo S.p.A., UniCredit S.p.A., Banca Monte dei Paschi di Siena S.p.A., Cassa Depositi e Prestiti S.p.A., and Banca Nazionale del Lavoro S.p.A. (“lenders”). This new loan includes the following credit lines: (i) up to EUR 96.2 million divided in two tranches, to be applied mainly in the cancelation of part of TA´s existing financial debt; (ii) up to EUR 60.2 million divided in two tranches, to be used in the investment plan of the Pisa airport; and (iii) up to EUR 20.0 million of revolving loans mainly to support TA working capital´s needs. As of June 30, 2024, EUR 89.4 million (equivalent to USD 95.7 million) has been disbursed by the lenders. For more information on TA’s refinancing please refer to Note 12 of the Company’s Financial Statements, filed with the SEC.

For further information on subsequent events, please refer to Note 20 of the Company’s Financial Statements, filed with the SEC.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 2Q24, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

2Q24 EARNINGS CONFERENCE CALL

When:	09:00 a.m. Eastern Time, August 22, 2024

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Jorge Arruda, Chief Financial Officer

Mr. Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-800-549-8228 (North America, Toll Free); 1-289-819-1520 (Other locations); Conference ID: 14198

Webcast:	CAAP 2Q24 Earnings Conference Call

Replay:	1-888-660-6264 (North America, Toll Free); 1-289-819-1325 (Other locations); Playback Passcode: 14198 #

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 22 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is a leading private airport operator in the world, currently operating 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the Covid-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	2Q24	2Q23	% Var.	6M24	6M23	% Var.
Argentina
Domestic Passengers (in millions)	5.9	7.3	-19.0%	12.9	14.3	-9.6%
International Passengers (in millions)	2.8	2.6	9.3%	6.3	5.6	12.7%
Transit passengers (in millions)	0.3	0.3	-11.1%	0.7	0.7	2.6%
Total passengers (in millions)	9.1	10.3	-11.6%	19.9	20.5	-3.2%
Cargo volume (in thousands of tons)	49.9	47.1	5.9%	94.1	90.7	3.8%
Aircraft movements (in thousands)	100.6	112.8	-10.8%	214.6	223.1	-3.8%
Italy
Domestic Passengers (in millions)	0.5	0.5	5.6%	0.8	0.8	5.0%
International Passengers (in millions)	2.1	1.8	16.6%	3.3	2.8	16.9%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	2.6	2.3	14.3%	4.1	3.6	14.2%
Cargo volume (in thousands of tons)	3.2	3.4	-3.8%	6.4	6.7	-5.6%
Aircraft movements (in thousands)	24.5	22.5	8.9%	38.2	35.0	9.1%
Brazil
Domestic Passengers (in millions)	2.1	2.7	-22.0%	4.4	5.3	-16.5%
International Passengers (in millions)	0.1	0.2	-8.4%	0.3	0.3	13.0%
Transit passengers (in millions)	1.3	1.3	-1.1%	2.7	2.8	-4.4%
Total passengers (in millions)	3.5	4.1	-14.9%	7.4	8.4	-11.5%
Cargo volume (in thousands of tons)	15.5	15.5	0.0%	30.9	31.5	-2.0%
Aircraft movements (in thousands)	34.3	40.9	-16.3%	69.9	79.7	-12.3%
Uruguay
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.4	10.2%	1.1	0.9	18.7%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	0.5	0.4	11.2%	1.1	0.9	20.5%
Cargo volume (in thousands of tons)	8.3	9.0	-7.2%	15.2	16.0	-4.6%
Aircraft movements (in thousands)	6.8	7.4	-7.2%	16.6	16.6	0.1%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.7	-13.4%	1.2	1.3	-10.2%
International Passengers (in millions)	0.6	0.5	3.9%	1.1	1.1	2.6%
Transit passengers (in millions)	0.0	0.0	7.4%	0.0	0.0	9.5%
Total passengers (in millions)	1.2	1.2	-5.5%	2.3	2.4	-4.2%
Cargo volume (in thousands of tons)	9.8	8.0	22.2%	19.1	15.9	19.8%
Aircraft movements (in thousands)	18.4	20.0	-8.0%	37.4	39.7	-5.7%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.3	1.4	-2.9%	2.4	2.4	-1.8%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	1.3	1.4	-2.9%	2.4	2.4	-1.8%
Cargo volume (in thousands of tons)	8.3	7.9	6.1%	17.3	15.1	14.8%
Aircraft movements (in thousands)	9.9	11.2	-12.1%	18.0	20.6	-13.0%

1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	2Q24	2Q23	2Q24	2Q23	1Q24	1Q23	1Q24	1Q23
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	885.1	232.3	912.0	256.7	833.2	192.2	858.0	209.0
Euro	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Brazilian Real	5.2	4.9	5.6	4.8	5.0	5.2	5.0	5.1
Uruguayan Peso	38.8	38.5	40.0	38.2	38.9	39.2	37.6	38.6

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	193.7	187.7	3.2%	0.4	193.2	190.1	1.6%
Passenger use fees	163.4	159.8	2.2%	0.4	163.0	162.0	0.6%
Aircraft fees	31.3	29.3	7.1%	0.0	31.3	29.5	6.0%
Other	-1.1	-1.4	-25.1%	-	-1.1	-1.4	-25.1%

Commercial Revenue Breakdown (in US$ million)

	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Commercial revenue	171.4	176.5	-2.9%	2.3	169.1	178.1	-5.1%
Warehouse use fees	46.6	53.5	-13.0%	0.4	46.2	55.0	-15.9%
Duty free shops	18.4	23.9	-23.0%	0.0	18.3	24.4	-24.7%
Rental of space (including hangars)	10.4	9.4	10.7%	0.1	10.4	9.5	9.1%
Parking facilities	10.5	10.5	-0.1%	0.1	10.5	10.7	-2.2%
Fuel	27.4	29.0	-5.7%	0.0	27.3	29.1	-5.9%
Food and beverage services	7.6	7.5	1.5%	0.1	7.5	7.5	0.1%
Advertising	6.7	5.5	21.7%	0.5	6.2	5.1	21.5%
Services and retail stores	4.0	4.1	-3.3%	0.0	4.0	4.2	-4.3%
Catering	3.0	2.5	20.7%	0.0	3.0	2.6	17.6%
VIP lounges	15.6	10.8	43.7%	0.3	15.2	10.4	46.2%
Walkway services	1.8	1.9	-2.4%	0.0	1.8	1.9	-3.8%
Other	19.5	17.8	9.4%	0.8	18.7	18.0	3.9%

Revenues by Segment (in US$ million)

Country	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Argentina	511.0	468.5	9.1%	55.8	455.1	474.3	-4.0%
Italy	57.9	54.8	5.6%	-	57.9	54.8	5.6%
Brazil	55.7	51.9	7.2%	-	55.7	51.9	7.2%
Uruguay	93.4	74.1	26.1%	-	93.4	74.1	26.1%
Armenia	107.8	109.4	-1.5%	-	107.8	109.4	-1.5%
Ecuador (1)	53.8	50.4	6.8%	-	53.8	50.4	6.8%
Unallocated	0.9	0.3	158.1%	-	0.9	0.3	158.1%
Total consolidated revenue	880.4	809.4	8.8%	55.8	824.6	815.2	1.1%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	431.8	375.6	15.0%	29.7	402.0	377.5	6.5%
Non-aeronautical Revenue	448.7	433.8	3.4%	26.1	422.6	437.7	-3.5%
Commercial revenue	350.3	338.5	3.5%	20.5	329.8	339.1	-2.8%
Construction service revenue (1)	95.6	91.4	4.6%	5.5	90.0	94.6	-4.8%
Other revenue	2.8	4.0	-30.4%	-	2.8	4.0	-30.4%
Total Consolidated Revenue	880.4	809.4	8.8%	55.8	824.6	815.2	1.1%
Total Revenue excluding Construction Service revenue (2)	784.9	718.0	9.3%	50.3	734.6	720.6	1.9%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	431.8	375.6	15.0%	29.7	402.0	377.5	6.5%
Passenger use fees	365.8	319.0	14.7%	26.3	339.5	320.8	5.8%
Aircraft fees	65.7	56.9	15.4%	3.4	62.3	57.1	9.0%
Other	0.3	-0.4	-170.1%	-	0.3	-0.4	-170.1%

Commercial Revenue Breakdown (in US$ million)

	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Commercial revenue	350.3	338.5	3.5%	20.5	329.8	339.1	-2.8%
Warehouse use fees	102.5	102.2	0.4%	9.5	93.0	103.6	-10.2%
Duty free shops	38.0	44.1	-13.9%	2.1	35.8	44.6	-19.6%
Rental of space (including hangars)	22.0	18.4	19.4%	1.2	20.7	18.4	12.4%
Parking facilities	19.8	19.9	-0.3%	0.9	18.9	20.0	-5.8%
Fuel	53.6	58.5	-8.3%	0.5	53.1	58.5	-9.2%
Food and beverage services	14.6	13.8	5.5%	0.7	13.9	13.8	0.9%
Advertising	14.7	10.7	37.4%	1.7	13.0	9.9	31.9%
Services and retail stores	7.9	7.7	2.3%	0.2	7.7	7.7	-0.8%
Catering	6.4	4.8	34.1%	0.5	5.9	4.8	21.5%
VIP lounges	29.5	19.7	50.0%	1.4	28.1	18.9	48.9%
Walkway services	4.1	3.7	10.5%	0.3	3.8	3.7	1.5%
Other	37.2	35.0	6.2%	1.4	35.8	35.1	2.0%

Total Expenses Breakdown (in US$ million)

	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Cost of services	286.1	280.0	2.2%	24.8	261.3	265.5	-1.6%
SG&A	43.8	40.2	9.0%	0.4	43.4	40.5	7.2%
Financial loss	8.7	38.4	-77.3%	-79.5	88.2	197.3	-55.3%
Inflation adjustment	1.6	10.8	-85.5%	2.8	-1.2	0.0	8428.9%
Other expenses	1.0	1.0	0.7%	0.0	1.0	1.0	-1.3%
Income tax expense	45.6	-1.6	-2881.4%	56.3	-10.7	-86.2	-87.6%
Total expenses	386.8	368.8	4.9%	4.8	382.0	418.1	-8.6%

Cost of Services (in US$ million)

	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Cost of Services	286.1	280.0	2.2%	24.8	261.3	265.5	-1.6%
Salaries and social security contributions	57.4	56.1	2.4%	0.0	57.5	57.5	0.0%
Concession fees	47.3	47.3	0.0%	0.2	47.2	48.1	-1.9%
Construction service cost	49.9	55.6	-10.3%	1.3	48.6	57.4	-15.4%
Maintenance expenses	40.7	32.8	24.0%	0.8	39.9	33.3	19.8%
Amortization and depreciation	41.8	39.0	7.1%	22.4	19.4	19.8	-1.9%
Services and fees	17.4	16.3	6.6%	0.1	17.3	16.6	3.9%
Cost of fuel	22.7	24.5	-7.2%	-	22.7	24.5	-7.2%
Taxes	0.9	0.7	36.8%	0.0	1.0	0.8	26.1%
Office expenses	3.1	2.9	9.6%	0.0	3.2	2.9	8.4%
Provision for maintenance cost	0.8	0.7	15.2%	-	0.8	0.7	15.2%
Others	3.9	4.0	-3.3%	0.0	3.9	4.0	-3.7%

Selling, General and Administrative Expenses (in US$ million)

	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
SG&A	43.8	40.2	9.0%	0.4	43.4	40.5	7.2%
Taxes	12.9	12.7	1.1%	0.1	12.8	13.0	-1.6%
Salaries and social security contributions	10.0	10.1	-1.2%	0.0	10.0	10.2	-2.8%
Services and fees	10.7	9.3	14.5%	-0.1	10.8	9.4	14.9%
Office expenses	2.2	1.5	41.4%	0.1	2.1	1.6	30.3%
Amortization and depreciation	1.8	1.5	14.3%	0.2	1.5	1.4	8.7%
Maintenance expenses	0.7	0.6	18.3%	0.0	0.7	0.6	16.6%
Advertising	1.6	0.4	311.1%	0.0	1.7	0.4	313.7%
Insurances	0.6	0.7	-15.5%	0.0	0.6	0.7	-15.4%
Bad debts recovery	-1.4	-0.6	113.9%	0.1	-1.5	-0.7	120.8%
Bad debts	2.2	1.7	31.4%	-0.1	2.3	1.7	36.7%
Others	2.6	2.2	16.0%	0.0	2.6	2.2	16.1%

Expenses by Segment (in US$ million)

Country	2Q24 as reported	2Q23 as reported	% Var as reported	IAS 29	2Q24 ex IAS 29	2Q23 ex IAS 29	% Var ex IAS 29
Argentina	185.7	179.6	3.4%	25.2	160.6	165.5	-3.0%
Italy	25.1	26.4	-5.0%	-	25.1	26.4	-5.0%
Brazil	20.8	22.3	-6.4%	-	20.8	22.3	-6.4%
Uruguay	32.3	28.0	15.2%	-	32.3	28.0	15.2%
Armenia	40.2	39.6	1.4%	-	40.2	39.6	1.4%
Ecuador	19.9	18.7	6.9%	-	19.9	18.7	6.9%
Unallocated	6.8	6.6	3.9%	-	6.8	6.6	3.9%
Total consolidated expenses (1) (2)	330.8	321.1	3.0%	25.2	305.7	307.0	-0.4%

(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Costs and Expenses (in US$ million)

	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Cost of Services	572.4	529.0	8.2%	70.4	502.0	498.4	0.7%
Salaries and social security contributions	122.2	109.9	11.2%	7.2	114.9	111.2	3.3%
Concession fees	103.7	93.8	10.6%	7.2	96.5	94.5	2.2%
Construction service cost	94.6	89.3	5.9%	5.5	89.0	92.5	-3.8%
Maintenance expenses	74.1	62.7	18.1%	4.4	69.7	63.1	10.4%
Amortization and depreciation	82.0	76.5	7.2%	44.0	38.0	39.9	-4.6%
Other	95.9	96.8	-0.9%	2.1	93.8	97.2	-3.5%
Cost of Services Excluding Construction Service cost	477.8	439.7	8.7%	64.9	413.0	405.8	1.8%
Selling, general and administrative expenses	90.6	79.0	14.8%	4.8	85.8	79.2	8.4%
Other expenses	3.9	1.8	117.0%	0.5	3.4	1.8	87.0%
Total Costs and Expenses	666.9	609.7	9.4%	75.7	591.2	579.4	2.0%
Total Costs and Expenses Excluding Construction Service cost	572.3	520.4	10.0%	70.2	502.2	486.8	3.1%

Total Expenses Breakdown (in US$ million)

	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Cost of services	572.4	529.0	8.2%	70.4	502.0	498.4	0.7%
SG&A	90.6	79.0	14.8%	4.8	85.8	79.2	8.4%
Financial loss	-171.4	88.2	-294.2%	-362.8	191.4	379.8	-49.6%
Inflation adjustment	16.8	14.0	20.3%	21.2	-4.3	-0.5	720.6%
Other expenses	3.9	1.8	117.0%	0.5	3.4	1.8	87.0%
Income tax expense	172.1	36.3	373.9%	237.3	-65.2	-117.8	-44.7%
Total expenses	684.4	748.4	-8.5%	-28.6	713.1	840.9	-15.2%

Cost of Services (in US$ million)

	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Cost of Services	572.4	529.0	8.2%	70.4	502.0	498.4	0.7%
Salaries and social security contributions	122.2	109.9	11.2%	7.2	114.9	111.2	3.3%
Concession fees	103.7	93.8	10.6%	7.2	96.5	94.5	2.2%
Construction service cost	94.6	89.3	5.9%	5.5	89.0	92.5	-3.8%
Maintenance expenses	74.1	62.7	18.1%	4.4	69.7	63.1	10.4%
Amortization and depreciation	82.0	76.5	7.2%	44.0	38.0	39.9	-4.6%
Services and fees	33.5	30.5	9.7%	1.1	32.4	30.8	5.0%
Cost of fuel	43.5	48.6	-10.5%	-	43.5	48.6	-10.5%
Taxes	2.4	1.9	24.4%	0.2	2.2	2.0	8.1%
Office expenses	7.5	6.2	20.6%	0.7	6.8	6.2	8.4%
Provision for maintenance cost	1.7	1.5	8.8%	-	1.7	1.5	8.8%
Others	7.4	8.0	-7.4%	0.0	7.4	8.0	-8.0%

Selling, General and Administrative Expenses (in US$ million)

	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
SG&A	90.6	79.0	14.8%	4.8	85.8	79.2	8.4%
Taxes	28.9	25.5	13.5%	2.8	26.1	25.7	1.7%
Salaries and social security contributions	20.9	19.1	9.6%	0.9	20.0	19.2	3.8%
Services and fees	21.2	18.6	13.8%	0.1	21.1	18.7	12.8%
Office expenses	3.7	3.0	23.0%	0.3	3.4	3.1	10.8%
Amortization and depreciation	3.5	3.2	11.1%	0.4	3.1	2.9	6.0%
Maintenance expenses	1.3	1.1	13.3%	0.0	1.2	1.1	9.2%
Advertising	2.3	0.9	160.4%	0.0	2.3	0.9	152.9%
Insurances	1.4	1.4	4.5%	0.0	1.4	1.4	3.0%
Bad debts recovery	-2.3	-1.4	60.7%	0.1	-2.4	-1.5	59.4%
Bad debts	4.5	3.2	39.5%	0.1	4.4	3.2	37.0%
Others	5.1	4.4	16.2%	0.0	5.1	4.4	16.3%

Expenses by Segment (in US$ million)

Country	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Argentina	385.6	342.8	12.5%	75.7	309.9	312.5	-0.8%
Italy	46.7	48.4	-3.4%	-	46.7	48.4	-3.4%
Brazil	42.9	42.0	2.3%	-	42.9	42.0	2.3%
Uruguay	63.0	51.6	22.0%	-	63.0	51.6	22.0%
Armenia	75.0	76.7	-2.3%	-	75.0	76.7	-2.3%
Ecuador	40.0	36.3	10.1%	-	40.0	36.3	10.1%
Unallocated	13.7	11.9	15.9%	-	13.7	11.9	15.9%
Total consolidated expenses (1) (2)	666.9	609.7	9.4%	75.7	591.2	579.4	2.0%

(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL using the equity method

Adjusted EBITDA by Segment (in US$ million)

	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Argentina	185.4	180.5	2.7%	25.7	159.7	180.0	-11.3%
Italy	17.0	12.2	39.3%	-	17.0	12.2	39.3%
Brazil	21.2	19.5	8.7%	-	21.2	19.5	8.7%
Uruguay	34.1	25.6	33.2%	-	34.1	25.6	33.2%
Armenia	43.3	41.6	4.2%	-	43.3	41.6	4.2%
Ecuador	15.7	15.7	-0.4%	-	15.7	15.7	-0.4%
Unallocated	-3.8	-1.8	109.3%	-	-3.8	-1.8	109.3%
Total segment EBITDA	313.0	293.4	6.7%	25.7	287.3	292.9	-1.9%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	247.8	105.7	134.5%	77.3	170.5	56.6	201.0%
Financial Income	-37.8	-30.5	24.1%	8.4	-46.3	-68.1	-32.1%
Financial Loss	-171.4	88.2	-294.2%	-362.8	191.4	379.8	-49.6%
Inflation adjustment	16.8	14.0	20.3%	21.2	-4.3	-0.5	720.6%
Income Tax Expense	172.1	36.3	373.9%	237.3	-65.2	-117.8	-44.7%
Amortization and Depreciation	85.5	79.6	7.3%	44.3	41.1	42.8	-3.9%
Adjusted EBITDA	313.0	293.4	6.7%	25.7	287.3	292.8	-1.9%
Adjusted EBITDA Margin	35.5%	36.2%	-70	-	34.8%	35.9%	-109
Adjusted EBITDA Margin excluding Construction Service	39.7%	40.6%	-83	-	39.0%	40.4%	-138

Financial Income / Loss (in US$ million)

	6M24 as reported	6M23 as reported	% Var as reported	IAS 29	6M24 ex IAS 29	6M23 ex IAS 29	% Var ex IAS 29
Financial Income	37.8	30.5	24.1%	-8.4	46.3	68.1	-32.1%
Interest income	31.3	25.6	22.1%	2.5	28.8	26.0	10.5%
Foreign exchange income	0.3	0.5	-38.2%	-11.4	11.7	37.8	-68.9%
Other	6.2	4.3	44.0%	0.4	5.8	4.3	33.9%
Inflation adjustment	-16.8	-14.0	20.3%	-21.2	4.3	0.5	720.6%
Inflation adjustment	-16.8	-14.0	20.3%	-21.2	4.3	0.5	720.6%
Financial Loss	171.4	-88.2	-294.2%	362.8	-191.4	-379.8	-49.6%
Interest Expenses	-54.2	-56.2	-3.5%	-3.0	-51.2	-55.7	-8.1%
Foreign exchange transaction expenses	278.9	26.3	959.9%	366.0	-87.1	-265.8	-67.2%
Changes in liability for concessions	-47.6	-54.1	-12.0%	-	-47.6	-54.1	-12.0%
Other financial loss	-5.7	-4.3	32.9%	-0	-5.5	-4.2	31.8%
Financial Loss, Net	192.4	-71.8	-368.1%	333.2	-140.8	-311.2	-54.8%

See “Use of Non-IFRS Financial Measures” on page 22.

% Ownership by Concession

Aeropuertos Argentina 2000	Argentina	82.7%
Neuquén	Argentina	75.5%
Bahía Blanca	Argentina	82.6%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brazil	51.0%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	2Q24	2Q23	% Var.	6M24	6M23	% Var.
Argentina
Total Revenue	224.8	240.3	-6.5%	511.0	468.5	9.1%
Total Revenue Excluding IFRIC12(1)	187.7	195.6	-4.1%	436.3	394.5	10.6%
Operating Income	43.4	65.6	-33.8%	136.2	135.4	0.6%
Net Income	38.9	75.6	-48.6%	235.0	113.9	106.3%
Adjusted Segment EBITDA	69.0	88.9	-22.4%	185.4	180.5	2.7%
Adjusted Segment EBITDA Mg	30.7%	37.0%	-631	36.3%	38.5%	-225
Adjusted EBITDA Margin excluding IFRIC	36.7%	45.4%	-870	42.5%	45.7%	-328
Italy
Total Revenue	35.3	33.9	4.0%	57.9	54.8	5.6%
Total Revenue Excluding IFRIC12(1)	34.0	29.6	15.0%	55.4	49.4	12.1%
Operating Income	10.4	7.8	34.1%	11.4	6.9	65.7%
Net Income	6.7	4.0	67.8%	5.9	2.1	184.3%
Adjusted Segment EBITDA	13.3	10.4	27.0%	17.0	12.2	39.3%
Adjusted Segment EBITDA Mg	37.6%	30.8%	680	29.3%	22.2%	709
Adjusted EBITDA Margin excluding IFRIC	38.7%	30.2%	854	29.2%	20.8%	848
Brazil
Total Revenue	26.8	27.3	-1.5%	55.7	51.9	7.2%
Total Revenue Excluding IFRIC12(1)	26.6	27.3	-2.3%	55.1	51.9	6.2%
Operating Income	8.6	8.6	-0.5%	15.4	13.7	12.5%
Net Income	-15.5	-15.9	-2.4%	-36.4	-47.9	-23.9%
Adjusted Segment EBITDA	11.4	11.6	-2.4%	21.2	19.5	8.7%
Adjusted Segment EBITDA Mg	42.4%	42.4%	0	38.1%	37.6%	53
Adjusted EBITDA Margin excluding IFRIC	42.7%	42.4%	32	38.5%	37.6%	88
Uruguay
Total Revenue	42.8	36.1	18.6%	93.4	74.1	26.1%
Total Revenue Excluding IFRIC12(1)	33.8	28.9	17.3%	78.5	63.7	23.2%
Operating Income	9.8	7.5	30.4%	28.9	21.3	35.9%
Net Income	8.2	7.1	15.9%	27.0	20.3	33.2%
Adjusted Segment EBITDA	12.2	9.5	27.8%	34.1	25.6	33.2%
Adjusted Segment EBITDA Mg	28.5%	26.4%	206	36.5%	34.6%	193
Adjusted EBITDA Margin excluding IFRIC	36.0%	33.0%	297	43.5%	40.2%	327

	2Q24	2Q23	% Var.	6M24	6M23	% Var.
Ecuador
Total Revenue	27.1	25.9	4.7%	53.8	50.4	6.8%
Total Revenue Excluding IFRIC12(1)	27.0	25.9	4.5%	53.7	50.3	6.7%
Operating Income	6.4	6.5	-1.2%	12.2	12.5	-2.8%
Net Income	6.0	5.9	2.0%	11.2	11.3	-1.4%
Adjusted Segment EBITDA	8.2	8.1	1.0%	15.7	15.7	-0.4%
Adjusted Segment EBITDA Mg	30.1%	31.2%	-112	29.2%	31.3%	-211
Adjusted EBITDA Margin excluding IFRIC	30.2%	31.2%	-104	29.2%	31.3%	-207
Armenia
Total Revenue	59.3	59.1	0.4%	107.8	109.4	-1.5%
Total Revenue Excluding IFRIC12(1)	56.7	58.1	-2.3%	104.9	107.8	-2.7%
Operating Income	19.2	19.6	-2.0%	33.0	31.8	3.7%
Net Income	14.6	14.8	-1.2%	23.9	23.9	-0.1%
Adjusted Segment EBITDA	24.5	24.5	0.2%	43.3	41.6	4.2%
Adjusted Segment EBITDA Mg	41.3%	41.4%	-8	40.2%	38.0%	220
Adjusted EBITDA Margin excluding IFRIC	43.1%	42.1%	100	41.3%	38.5%	271
Unallocated
Total revenue	0.2	0.2	-12.4%	0.9	0.3	158.1%
Operating Income	-4.8	-5.0	-3.6%	-9.4	-7.8	21.3%
Net Income	-4.4	-10.6	-58.3%	-18.8	-18.0	4.3%
Adjusted segment EBITDA	-2.1	-2.0	2.0%	-3.8	-1.8	109.3%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	#N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.
Argentina
Aeroparque	2,256	2,883	-21.8%	763	718	6.3%	214	240	-10.9%	3,232	3,841	-15.9%	257	410	-37.4%	27,128	31,856	-14.8%
Bariloche	374	459	-18.5%	5	3	42.9%	0	1	-	379	463	-18.2%	-	-	-	2,837	3,454	-17.9%
Catamarca	18	21	-14.6%	-	-	-	1	2	-27.0%	19	22	-15.6%	15	12	19.4%	611	723	-15.5%
C. Rivadavia	122	146	-16.8%	-	-	-	0	2	-	122	148	-17.5%	151	133	13.5%	1,557	1,949	-20.1%
Córdoba	513	617	-16.9%	141	124	13.0%	1	4	-	654	745	-12.2%	274	431	-36.5%	6,173	6,972	-11.5%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,420	1,044	36.0%
Esquel	15	16	-5.8%	-	-	-	-	-	-	15	16	-5.8%	-	-	-	212	279	-24.0%
Ezeiza	588	615	-4.5%	1,775	1,632	8.7%	57	51	12.0%	2,420	2,299	5.3%	47,640	44,764	6.4%	16,761	16,228	3.3%
Formosa	20	24	-15.0%	-	-	-	-	-	-	20	24	-15.0%	23	17	40.2%	338	423	-20.1%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	279	198	40.9%
Iguazú	331	405	-18.4%	-	-	-	0	0	-	331	405	-18.4%	-	-	-	2,553	2,976	-14.2%
Jujuy	122	149	-18.2%	-	-	-	-	2	-	122	151	-19.5%	33	-	-	1,063	1,382	-23.1%
La Rioja	16	22	-24.7%	-	-	-	2	3	-21.7%	18	24	-24.4%	19	10	96.5%	422	611	-30.9%
Malargüe	-	0	-	-	-	-	-	0	-	-	0	-	-	-	-	125	124	0.8%
Mar del Plata	50	57	-13.4%	-	-	-	2	2	-13.5%	52	60	-13.4%	21	-	-	1,687	1,534	10.0%
Mendoza	381	485	-21.4%	144	117	23.0%	2	4	-55.5%	527	606	-13.0%	127	108	18.5%	4,871	5,484	-11.2%
Paraná	7	15	-56.4%	-	0	-	-	-	-	7	15	-57.2%	-	-	-	842	1,034	-18.6%
Posadas	86	110	-22.2%	-	-	-	-	0	-	86	110	-22.3%	26	22	16.9%	958	1,195	-19.8%
Pto Madryn	13	39	-67.0%	-	-	-	-	-	-	13	39	-67.0%	1	8	-84.4%	110	319	-65.5%
Reconquista	-	0	-	-	-	-	-	-	-	-	0	-	-	-	-	1,021	727	40.4%
Resistencia	41	26	61.0%	-	-	-	0	0	-	41	26	58.1%	41	15	182.4%	887	369	140.4%
Río Cuarto	4	8	-45.9%	-	-	-	-	-	-	4	8	-45.9%	1	3	-	180	200	-10.0%
Río Gallegos	40	59	-32.3%	0	-	-	2	3	-2.5%	42	61	-31.1%	71	55	29.2%	888	1,321	-32.8%
Río Grande	26	36	-27.6%	-	-	-	0	0	-	26	37	-28.0%	918	796	15.3%	753	681	10.6%
Salta	296	385	-23.0%	10	2	471.3%	-	1	-	306	388	-21.0%	82	43	91.4%	4,098	4,063	0.9%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.
San Fernando	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	12,575	15,093	-16.7%
San Juan	41	57	-29.4%	-	-	-	-	0	-	41	58	-29.8%	-	-	-	476	718	-33.7%
San Luis	11	18	-38.3%	-	-	-	-	-	-	11	18	-38.3%	10	104	-90.3%	345	788	-56.2%
San Rafael	8	13	-37.6%	-	-	-	-	-	-	8	13	-37.6%	-	-	-	1,736	1,682	3.2%
Santa Rosa	9	13	-26.8%	-	-	-	-	-	-	9	13	-26.8%	1	-	-	560	770	-27.3%
Santiago del Estero	56	62	-9.6%	-	-	-	-	-	-	56	62	-9.6%	29	17	73.5%	1,096	1,234	-11.2%
Tucumán	169	215	-21.3%	-	-	-	0	0	-	169	215	-21.3%	2	-	-	1,581	1,982	-20.2%
Viedma	7	9	-15.5%	-	-	-	0	2	-	8	10	-25.3%	-	-	-	174	287	-39.4%
Villa Mercedes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	332	667	-50.2%
Termas de Río Hondo	2	5	-64.9%	-	-	-	-	-	-	2	5	-64.9%	-	-	-	120	168	-28.6%
Bahía Blanca	58	70	-18.1%	-	-	-	2	3	-37.0%	60	74	-19.0%	38	42	-9.9%	856	994	-13.9%
Neuquén	265	300	-11.7%	0	0	-	4	4	4.3%	269	304	-11.5%	82	78	5.1%	2,983	3,257	-8.4%
Total Argentina	5,944	7,341	-19.0%	2,837	2,597	9.3%	289	325	-11.1%	9,070	10,262	-11.6%	49,863	47,065	5.9%	100,608	112,786	-10.8%

Italy
Pisa	352	353	-0.4%	1,267	1,085	16.8%	1	2	-20.6%	1,620	1,440	12.5%	3,228	3,335	-3.2%	12,517	11,151	12.3%
Florence	144	117	23.8%	881	757	16.4%	0	0	-	1,025	873	17.4%	16	39	-59.7%	12,010	11,371	5.6%
Total Italy	496	470	5.6%	2,148	1,842	16.6%	1	2	-21.1%	2,646	2,314	14.3%	3,244	3,374	-3.8%	24,527	22,522	8.9%

Brazil
Natal(1)	-	467	-	-	20	-	-	2	-	-	489	-	-	1,848	-	-	4,019	-
Brasilia	2,078	2,197	-5.4%	149	142	4.5%	1,281	1,294	-1.0%	3,508	3,633	-3.4%	15,491	13,639	13.6%	34,250	36,925	-7.2%
Total Brazil	2,078	2,664	-22.0%	149	162	-8.4%	1,281	1,296	-1.1%	3,508	4,122	-14.9%	15,491	15,487	0.0%	34,250	40,944	-16.3%

Uruguay
Carrasco	0	0	-	454	409	11.1%	10	5	92.2%	465	414	12.2%	8,321	8,969	-7.2%	5,290	5,268	0.4%
Punta del Este	0	0	-	17	19	-11.0%	-	-	-	17	19	-10.8%	-	-	-	1,557	2,108	-26.1%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.	2Q24	2Q23	% Var.
Total Uruguay	0	0	-	471	427	10.2%	10	5	92.2%	481	433	11.2%	8,321	8,969	-7.2%	6,847	7,376	-7.2%

Ecuador
Guayaquil	459	527	-12.9%	568	547	3.9%	18	17	7.4%	1,045	1,091	-4.2%	8,443	6,474	30.4%	16,976	18,236	-6.9%
Galápagos	129	152	-15.3%	-	-	-	-	-	-	129	152	-15.3%	1,357	1,545	-12.2%	1,441	1,789	-19.5%
Total Ecuador	588	680	-13.4%	568	547	3.9%	18	17	7.4%	1,174	1,243	-5.5%	9,800	8,019	22.2%	18,417	20,025	-8.0%

Armenia
Zvartnots	-	-	-	1,287	1,332	-3.4%	-	-	-	1,287	1,332	-3.4%	8,344	7,863	6.1%	9,707	11,109	-12.6%
Shirak	-	-	-	27	21	25.9%	-	-	-	27	21	25.9%	-	-	-	164	122	34.4%
Total Armenia	-	-	-	1,314	1,353	-2.9%	-	-	-	1,314	1,353	-2.9%	8,344	7,863	6.1%	9,871	11,231	-12.1%
Total CAAP	9,107	11,155	-18.4%	7,485	6,928	8%	1,600	1,645	-3%	18,193	19,728	-7.8%	95,062	90,776	5%	194,520	214,884	-9%

1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2024 vs. 2023)

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.
Argentina
Aeroparque	4,912	5,530	-11.2%	1,608	1,488	8.0%	491	466	5.4%	7,010	7,484	-6.3%	466	732	-36.4%	58,316	61,895	-5.8%
Bariloche	970	1,033	-6.1%	19	16	16.4%	5	3	73.5%	994	1,052	-5.5%	-	-	-	7,427	8,064	-7.9%
Catamarca	35	35	-2.4%	-	-	-	3	3	9.7%	38	38	-1.5%	28	27	4.4%	1,202	1,303	-7.8%
C. Rivadavia	247	266	-7.5%	-	0	-	3	4	-18.3%	250	270	-7.6%	281	210	33.8%	3,236	3,522	-8.1%
Córdoba	1,088	1,126	-3.3%	304	252	20.5%	1	10	-	1,393	1,388	0.4%	435	700	-37.9%	12,886	13,427	-4.0%
El Palomar	-	0	-	-	-	-	-	-	-	-	0	-	-	-	-	2,506	1,910	31.2%
Esquel	40	40	-0.4%	-	0	-	0	0	-	40	40	-0.4%	-	-	-	1,080	602	79.4%
Ezeiza	1,302	1,348	-3.4%	4,054	3,578	13.3%	123	119	3.7%	5,479	5,045	8.6%	90,498	86,678	4.4%	36,595	34,218	6.9%
Formosa	51	48	6.9%	-	0	-	-	-	-	51	48	6.9%	36	23	58.5%	721	793	-9.1%
General Pico	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	567	365	55.3%
Iguazú	675	757	-10.8%	0	0	-	0	1	-	675	758	-10.9%	-	-	-	5,160	5,666	-8.9%
Jujuy	265	293	-9.6%	-	0	-	2	4	-57.4%	267	297	-10.2%	131	29	352.7%	2,291	2,698	-15.1%
La Rioja	35	39	-10.2%	-	-	-	4	4	8.4%	39	43	-8.5%	39	22	77.7%	848	1,099	-22.8%
Malargüe	-	0	-	-	-	-	-	0	-	-	1	-	-	-	-	364	329	10.6%
Mar del Plata	171	162	5.0%	-	0	-	4	4	-4.0%	175	167	4.7%	44	0	-	4,245	3,954	7.4%
Mendoza	793	892	-11.1%	280	233	20.5%	13	8	51.3%	1,086	1,133	-4.1%	233	235	-1.2%	10,050	10,517	-4.4%
Paraná	18	24	-23.3%	-	0	-	-	0	-	18	24	-24.3%	-	-	-	1,614	1,840	-12.3%
Posadas	168	208	-19.2%	-	0	-	-	0	-	168	209	-19.3%	51	43	18.4%	1,895	2,320	-18.3%
Pto Madryn	40	88	-54.1%	-	-	-	-	0	-	40	88	-54.2%	4	17	-76.7%	338	730	-53.7%
Reconquista	1	0	-	-	-	-	-	-	-	1	0	-	-	-	-	1,609	1,392	15.6%
Resistencia	96	71	36.5%	-	0	-	3	2	79.9%	100	72	37.6%	81	54	49.0%	1,841	1,123	63.9%
Río Cuarto	10	14	-26.5%	-	-	-	-	0	-	10	14	-26.5%	3	3	-23.5%	335	399	-16.0%
Río Gallegos	93	115	-19.5%	0	0	-	4	5	-17.6%	97	120	-19.4%	130	126	2.6%	1,906	2,502	-23.8%
Río Grande	71	72	-1.1%	-	0	-	0	1	-	71	73	-1.9%	1,106	827	33.8%	1,445	1,253	15.3%
Salta	591	715	-17.3%	22	5	382.1%	0	2	-	614	722	-15.0%	132	122	8.7%	8,175	7,856	4.1%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.
San Fernando	1	4	-	-	7	-	-	-	-	1	11	-	-	-	-	25,874	30,391	-14.9%
San Juan	85	100	-15.2%	-	0	-	-	0	-	85	100	-15.5%	-	-	-	1,082	1,337	-19.1%
San Luis	29	34	-13.6%	-	0	-	-	-	-	29	34	-13.6%	101	185	-45.5%	744	1,508	-50.7%
San Rafael	23	18	26.8%	-	-	-	-	-	-	23	18	26.8%	-	-	-	4,414	2,178	102.7%
Santa Rosa	21	26	-19.6%	-	-	-	0	0	-	21	26	-19.6%	1	-	-	1,190	1,647	-27.7%
Santiago del Estero	109	117	-7.2%	-	0	-	-	0	-	109	117	-7.4%	53	35	51.2%	2,244	2,222	1.0%
Tucumán	347	419	-17.3%	-	0	-	0	1	-	347	420	-17.3%	2	340	-99.4%	3,289	3,958	-16.9%
Viedma	15	19	-18.5%	-	-	-	2	3	-42.6%	17	22	-21.5%	-	-	-	394	590	-33.2%
Villa Mercedes	-	0	-	-	-	-	-	-	-	-	0	-	-	-	-	846	1,033	-18.1%
Termas de Río Hondo	4	11	-60.9%	-	0	-	0	0	-	4	11	-60.4%	5	-	-	180	315	-42.9%
Bahía Blanca	114	128	-10.3%	-	-	-	6	8	-24.0%	120	135	-11.1%	68	105	-35.2%	1,875	1,966	-4.6%
Neuquén	502	544	-7.8%	0	0	-	7	8	-1.6%	509	552	-7.7%	169	171	-1.5%	5,839	6,219	-6.1%
Total Argentina	12,922	14,297	-9.6%	6,287	5,580	12.7%	672	655	2.6%	19,881	20,531	-3.2%	94,096	90,687	3.8%	214,623	223,141	-3.8%

Italy
Pisa	599	638	-6.1%	1,873	1,618	15.8%	2	2	-19.4%	2,474	2,259	9.5%	6,325	6,653	-4.9%	18,914	17,601	7.5%
Florence	239	160	49.1%	1,409	1,191	18.3%	0	0	-	1,648	1,351	22.0%	34	83	-58.5%	19,308	17,441	10.7%
Total Italy	838	798	5.0%	3,282	2,809	16.9%	2	2	-19.8%	4,122	3,610	14.2%	6,359	6,735	-5.6%	38,222	35,042	9.1%

Brazil
Natal(1)	350	1,098	-68.1%	16	39	-58.3%	2	6	-69.8%	368	1,143	-67.8%	898	3,811	-76.4%	3,076	8,982	-65.8%
Brasilia	4,066	4,193	-3.0%	319	258	23.8%	2,659	2,779	-4.3%	7,045	7,229	-2.6%	30,000	27,722	8.2%	66,781	70,672	-5.5%
Total Brazil	4,417	5,291	-16.5%	335	297	13.0%	2,661	2,784	-4.4%	7,413	8,372	-11.5%	30,898	31,534	-2.0%	69,857	79,654	-12.3%

Uruguay
Carrasco	0	1	-	1,013	847	19.6%	26	6	315.6%	1,039	855	21.5%	15,214	15,950	-4.6%	10,898	10,134	7.5%
Punta del Este	0	0	-	81	75	8.9%	-	-	-	81	75	8.8%	-	-	-	5,669	6,423	-11.7%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo Volume (in tons)			Aircraft Movements
	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.	YTD-24	YTD-23	% Var.
Total Uruguay	1	2	-	1,094	922	18.7%	26	6	315.6%	1,120	930	20.5%	15,214	15,950	-4.6%	16,567	16,557	0.1%

Ecuador
Guayaquil	895	1,001	-10.7%	1,087	1,059	2.6%	38	34	9.5%	2,019	2,095	-3.6%	16,350	13,120	24.6%	34,403	36,208	-5.0%
Galápagos	265	290	-8.7%	-	-	-	-	-	-	265	290	-8.7%	2,744	2,813	-2.5%	3,001	3,469	-13.5%
Total Ecuador	1,160	1,292	-10.2%	1,087	1,059	2.6%	38	34	9.5%	2,284	2,385	-4.2%	19,094	15,934	19.8%	37,404	39,677	-5.7%

Armenia
Zvartnots	-	-	-	2,309	2,359	-2.1%	-	-	-	2,309	2,359	-2.1%	17,343	15,101	14.8%	17,650	20,411	-13.5%
Shirak	-	-	-	48	40	19.9%	-	-	-	48	40	19.9%	-	-	-	310	236	31.4%
Total Armenia	-	-	-	2,356	2,399	-1.8%	-	-	-	2,356	2,399	-1.8%	17,343	15,101	14.8%	17,960	20,647	-13.0%
Total CAAP	19,337	21,679	-11%	14,441	13,065	11%	3,399	3,482	-2%	37,177	38,226	-3%	183,005	175,941	4%	394,633	414,718	-5%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Income Statement (in US$ thousands)

	2Q24	2Q23	% Var.	6M24	6M23	% Var.
Continuing operations
Revenue	416,248	422,718	-1.5%	880,438	809,399	8.8%
Cost of services	-286,074	-279,973	2.2%	-572,421	-528,965	8.2%
Gross profit	130,174	142,745	-8.8%	308,017	280,434	9.8%
Selling, general and administrative expenses	-43,779	-40,162	9.0%	-90,609	-78,966	14.7%
Impairment loss of non-financial assets			-	-	-47	-
Other operating income	7,465	8,846	-15.6%	14,219	14,157	0.4%
Other operating expenses	-994	-987	0.7%	-3,882	-1,742	122.8%
Operating income	92,866	110,442	-15.9%	227,745	213,836	6.5%
Share of loss in associates	-47	-88	-46.6%	-264	-89	196.6%
Income before financial results and income tax	92,819	110,354	-15.9%	227,481	213,747	6.4%
Financial income	17,566	18,065	-2.8%	37,820	30,475	24.1%
Financial loss	-8,707	-38,429	-77.3%	171,396	-88,250	-294.2%
Inflation adjustment	-1,572	-10,810	-85.5%	-16,817	-13,976	20.3%
Income before income tax	100,106	79,180	26.4%	419,880	141,996	195.7%
Income tax	-45,629	1,641	-2880.6%	-172,104	-36,319	373.9%
Income for the period	54,477	80,821	-32.6%	247,776	105,677	134.5%
Attributable to:
Owners of the parent	50,226	69,775	-28.0%	219,900	102,098	115.4%
Non-controlling interest	4,251	11,046	-61.5%	27,876	3,579	678.9%

Balance Sheet (in US$ thousands)

	Jun 30, 2024	Dec 31, 2023
ASSETS
Non-current assets
Intangible assets, net	3,091,450	2,520,965
Property, plant and equipment, net	78,556	74,919
Right-of-use asset	11,228	10,493
Investments in associates	11,803	11,992
Other financial assets at fair value through profit or loss	2,554	5,979
Other financial assets at amortized cost	73,455	61,090
Derivative financial instruments	67	69
Deferred tax assets	49,075	62,712
Inventories	317	318
Other receivables	46,284	42,640
Trade receivables	376	889
Total non-current assets	3,365,165	2,792,066
Current assets
Inventories	10,770	16,148
Other financial assets at fair value through profit or loss	3,347	4,884
Other financial assets at amortized cost	105,778	83,142
Other receivables	56,699	145,549
Current tax assets	4,738	3,779
Trade receivables	138,581	126,560
Cash and cash equivalents	439,413	369,848
Total current assets	759,326	749,910
Total assets	4,124,491	3,541,976
EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,322)	(4,322)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(173,735)	(482,852)
Legal reserves	7,419	3,676
Other reserves	(1,313,526)	(1,313,888)
Retained earnings	654,932	438,775
Total attributable to owners of the parent	1,254,359	724,980
Non-controlling interests	175,780	78,929
Total equity	1,430,139	803,909
LIABILITIES
Non-current liabilities
Borrowings	1,071,790	1,133,549
Deferred tax liabilities	314,205	137,315
Other liabilities	721,488	768,364
Lease liabilities	8,678	10,294

	Jun 30, 2024	Dec 31, 2023
Trade payables	2,502	2,617
Total non-current liabilities	2,118,663	2,052,139
Current liabilities
Borrowings	150,576	199,688
Other liabilities	308,793	345,864
Lease liabilities	3,672	3,687
Current tax liabilities	10,170	23,921
Trade payables	102,478	112,768
Total current liabilities	575,689	685,928
Total liabilities	2,694,352	2,738,067
Total equity and liabilities	4,124,491	3,541,976

Statement of Cash Flow (in US$ thousands)

	Jun 30, 2024	Jun 30, 2023
Cash flows from operating activities
Income for the period from continuing operations	247,776	105,677
Adjustments for:
Amortization and depreciation	96,205	90,024
Deferred income tax	158,866	20,669
Current income tax	13,238	15,650
Share of loss in associates	264	89
Impairment loss of non-financial assets	-	47
Loss on disposals of property, plant and equipment	262	13
Low value, short term and variable lease payments	(550)	(1,707)
Share based compensation expenses	321	580
Collection of government grants	-	383
Government grants	-	(3,550)
Interest expenses	54,237	56,207
Other financial results, net	(8,001)	(20,864)
Net foreign exchange	(279,208)	(26,842)
Other accruals	(1,626)	732
Inflation adjustment	9,097	9,749
Acquisition of intangible assets	(94,519)	(96,774)
Income tax paid	(23,646)	(16,070)
Income due to concession compensation	90,609	-
Unpaid concession fees	32,990	35,891
Changes in liability for concessions	47,585	54,095
Changes in working capital	(85,013)	(52,345)
Net cash provided by operating activities	258,887	171,654
Cash flows from investing activities
Cash contribution in associates	(45)	(100)
Acquisition of other financial assets	(93,308)	(38,594)
Disposals of other financial assets	63,600	45,092
Acquisition of property, plant and equipment	(4,654)	(4,921)
Acquisition of intangible assets	(568)	(373)
Proceeds from property, plant and equipment	15	14
Other	4,248	248
Net cash (used in) provided by investing activities	(30,712)	1,366
Cash flows from financing activities
Loans obtained	141,231	72,711
Guarantee deposits	1,804	(305)
Principal elements of lease payments	(2,250)	(2,161)
Loans repaid	(218,429)	(102,469)
Interest paid	(50,779)	(53,603)
Debt renegotiation expenses	(1,900)	-
Dividends paid to non-controlling interests in subsidiaries	(6,580)	(7,828)
Net cash used in financing activities	(136,903)	(93,655)

Increase in cash and cash equivalents from continuing operations	91,272	79,365

Movements in cash and cash equivalents
At the beginning of the period	369,848	385,265
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	(21,707)	(16,134)
Increase in cash and cash equivalents from continuing operations	91,272	79,365
At the end of the period	439,413	448,496